NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 04, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 23, 2020, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between MVC Capital, Inc. and Barings BDC, Inc. became effective on December 23, 2020. Each share of 6.25% Senior Notes due 2022 of MVC Capital, Inc. are expected to be redeemed following at least 30 days notice prior to the date determined for redemption at a price equal to the outstanding principal amount of the Notes plus accrued interest to, but excluding, the date of redemption. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 24, 2020.